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EMAIL:  JSPINDLER@OLSHANLAW.COM
DIRECT DIAL:  212.451.2307

October 27, 2014

VIA EDGAR, FACSIMILE AND ELECTRONIC MAIL

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Lisa M. Kohl, Attorney-Advisor

Re:	GenCorp Inc.
Schedule TO-I
Filed October 15, 2014
File No. 005-16268

Ladies and Gentlemen:

On behalf of our client, GenCorp Inc. (“GenCorp” or the “Company”), set forth below are the responses of GenCorp to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), contained in the Staff’s letter, dated October 24, 2014, concerning the above-referenced Schedule TO (the “Schedule TO”).  The Company has filed Amendment No. 1 to the Schedule TO (the “Amendment”) to respond to the Staff’s comments with respect to the Schedule TO. Additionally, the Company included as Exhibit (a)(1)(B) to the Amendment an Amended and Restated Company Repurchase Notice (the “Amended and Restated Optional Repurchase Notice”).

For you convenience, the exact text of the comments provided by the Staff has been included preceding each response in the order presented in the comment letter.

Optional Repurchase Notice

2.1 The Company’s Obligation to Repurchase the Debentures, page 5

1.
You state in the second paragraph of this section that the Option expires at 5:00 p.m. on November 14, 2014. However, elsewhere you state that the Option expires at 5:00 p.m. on November 17, 2014. Please revise.

Response:

The Optional Repurchase Notice has been amended to correct the reference to the date that the Option expires.  Please see page 5 of the Amended and Restated Optional Repurchase Notice.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

October 27, 2014

3.2 Agreement to be Bound by the Terms of the Option, page 9

2.	Please tell us how the disclosure in (iii) of the fourth bullet point is consistent with Section 29(a) of the Exchange Act.

Response:

The Optional Repurchase Notice has been amended to delete the disclosure in (iii) of the fourth bullet point.  Please see page 10 of the Amended and Restated Optional Repurchase Notice.

7. Plans or Proposals of the Company, page 13

3.	Please include in the offer document all disclosure required by Item 1006(c) of Regulation M-A. In this regard, we note that you have referred security holders to other filings relating to this Item.

Response:

The Company has confirmed that it has no plans, proposals or negotiations that relate to any of the items set forth in Item 1006(c) of Regulation M-A.  The Optional Repurchase Notice has been amended to delete the reference to other filings.  Please see page 13 of the Amended and Restated Optional Repurchase Notice.

11. Certain U.S. Federal Income Tax Consequences, page 15

4.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend.

Response:

The Optional Repurchase Notice has been amended to delete the legend.  Please see page 15 of the Amended and Restated Optional Repurchase Notice.

12. Additional Information, page 21

5.
We note that you attempt to incorporate by reference into the Offer document all filings under Section 13, 14, and 15(d) of the Exchange Act filed while your offer is pending. However, Schedule TO does not expressly authorize such “forward incorporation by reference.” Rather, General Instruction F specifies how you may incorporate by reference in a Schedule TO. Please revise.

Response:

The Optional Repurchase Notice has been amended to delete all references to “forward incorporation by reference” in the section entitled “Additional Information.”  Please see page 21 of the Amended and Restated Optional Repurchase Notice.

October 27, 2014

As requested by the Staff, we are providing the following acknowledgements:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions related to this letter or Amendment No. 1, please contact the undersigned at (212) 451-2307 or Jason Saltsberg at (212) 451-2320.

Sincerely,

/s/ Jeffrey S. Spindler

Jeffrey S. Spindler

cc:           Christopher Cambria, GenCorp Inc.
Steve Wolosky, Olshan Frome Wolosky LLP